

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 8, 2009

Mr. Daniel R. Van Ness
President
Musician's Exchange
1140 Lilac Charm Avenue
Las Vegas, Nevada 89183

> **Re: Musician's Exchange**
> **Amendment No. 4 to Item 4.01 Form 8-K**
> **Filed October 7, 2009**
> **File No. 333-149446**

Dear Mr. Van Ness:

  We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,

       Ta Tanisha Meadows
       Staff Accountant